SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: AMEREN CORPORATION UNION ELECTRIC DEVELOPMENT CORPORATION CIPSCO INVESTMENT COMPANY CILCORP INVESTMENT MANAGEMENT File No. 70-9965	SEMI-ANNUAL CERTIFICATE PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Ameren Corporation (“Ameren”), a registered holding company, and its subsidiaries named above, hereby file this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by order dated June 4, 2002 (Holding Co. Act Release No. 35-27536). This certificate is filed with respect to transactions consummated during the period commencing July 1, 2004 and ending December 31, 2004.

File No. 70-9965:

a.	The consolidated balance sheet and twelve-month statement of income as of the end of the six-month period.

To be filed confidentially as Exhibits A, B and C under Rule 104.

b.
The amount of revenues and any form of compensation received during each six-month period ending June 30 or December 31 as applicable, from any and all Tax Credit Projects directly or indirectly owned.

Union Electric Development Corporation (“UEDC”) received a cash distribution on December 21, 2004 in the amount of $126,590.46, and CIPSCO Investment Company (“CIC”) received $2,302.76 from the St. Louis Equity Fund. Other than this distribution of cash and the normal allocation of tax credits from these funds, neither UEDC, CIC or CILCORP Investment Management (“CIM”) received any additional compensation from these tax credit investments.

c.	The name of each new Tax Credit Project company in which an investment was made during the six-month period and upon staff request a copy of the applicable operating agreement.

No additional commitments to tax credit equity funds were made during the period July 1, 2004 through December 31, 2004.

d.	The amounts of investment made during each six-month period in the Tax Credit Projects and cumulative comparisons of the $125 million authorized in this order.

Refer to attached Exhibit D.

e.	The cumulative number of any and all Tax Credit Projects, and any other investment position in any form of non-utility assets at the end of each six-month period.

Refer to Exhibit D for the tax credit summary and the statement of assets shown in Exhibits A, B and C.

The undersigned registered holding company has duly caused this semi-annual report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company
Act of 1935.

AMEREN CORPORATION

Date: February 14, 2005	By:	/s/ Jerre E. Birdsong
Jerre E. Birdsong
Vice President and Treasurer

Exhibit D

Ameren - Equity Tax Credit Investment Summary

 Union Electric Development Corporation (UEDC)
Equity Invested as of
	06/30/2004	12/31/2004
St. Louis Equity Fund: St. Louis, MO
1988 LP	$512,047	$512,047
1990 LP	$484,325	$484,325
1991 LP	$498,931	$498,931
1992 LP	$516,461	$513,500
1993 LP	$489,812	$489,812
1994 LP	$491,028	$491,028
1995 LLC	$493,400	$493,400
1996 LLC	$591,550	$591,550
1997 LLC	$592,532	$592,532
1998 LLC	$586,294	$586,294
1999 LLC	$799,341	$799,341
2000 LLC	$669,709	$669,709
2001 LLC	$541,437	$538,951
2002 LLC	$343,478	$341,359
2003 LLC	$635,937	$545,227
2004 LLC	$-	$106,686
Housing Missouri, Inc: St. Louis, MO
1996 LLC	$286,956	$286,956
1997 LLC	$286,464	$286,464
1998 LLC	$286,453	$286,453
Total UEDC:	$9,106,155	$9,114,565

CIPSCO Investment Company (CIC)
Illinois Equity Fund: Springfield, Illinois
1992 LP	$500,000	$500,000
1994 LP	$1,000,000	$1,000,000
1996 LP	$1,000,000	$1,000,000
1998 LP	$592,000	$592,000
2000 LP	$114,016	$114,016
2002 LP	$54,662	$54,662
2003 LLC	$-	$-
2004 LLC	Refer to Note 1
St. Louis Equity Fund: St. Louis, Missouri
1999 LLC	$399,670	$399,670
2000 LLC	$334,853	$334,853
2001 LLC	$270,719	$269,476
2002 LLC	$171,739	$170,679
Total CIC:	$4,437,659	$4,435,356

CILCORP Investment Management (CIM) (Note 2)
(This is provided for informational purposes only)
Illinois Equity Fund: Springfield, Illinois
1992 LP	$250,000	$250,000
1994 LP	$250,000	$250,000
1996 LP	$250,000	$250,000
1998 LP	$296,180	$295,998
Midwest Equity Fund:
Midwest Tax Credit Fund I	$1,000,000	$1,000,000
Midwest Tax Credit Fund II	$3,000,000	$3,000,000
Banc One	$3,882,731	$3,882,731
Sun America 51	$7,499,998	$7,499,998

Total CIM:	$16,428,909	$16,428,727

Ameren Corporation Total:	$29,972,723	$29,978,648

Notes
1 In April 2004, CIPSCO Investment Company signed a subscription agreement for $1,000,000 to participate in the Illinois Equity Fund 2004 LLC fund. As of 12/31/2004 no capital contributions have been paid.
2 Ameren acquired the tax credit investments held in CILCORP subsidiaries in 2003 under Holding Company "Act Release No. 27645, January 29, 2003 Ameren Corporation,
et al. No additional tax credit investments have been made in CIM since the date of the order.
SEC Authorized Amount     $125,000,000                Remaining
                                Balance
Commitments prior to SEC Order                  $     16,600,000               $108,400,000
Subsequent Commitments
SLEF 2003 (12/19/2002)                  $        1,500,000               $106,900,000
IEF 2003 (06/06/2003)                     $           500,000               $106,400,000
SLEF 2004 (11/06/2003)                  $        1,500,000               $104,900,000
IEF 2004 (04/28/2004)                     $        1,000,000               $103,900,000